EXHIBIT 2



                       STOCK PURCHASE AGREEMENT


                      Dated as of April 26, 1994


                                between



              INTERNATIONAL BUSINESS MACHINES CORPORATION


                                  and


                 POLICY MANAGEMENT SYSTEMS CORPORATION

               THIS STOCK PURCHASE AGREEMENT, dated as of April 26, 1994 (the "Agreement"), is between INTERNATIONAL BUSINESS MACHINES CORPORATION, a New York corporation ("Seller"), and POLICY MANAGEMENT SYSTEMS CORPORATION, a South Carolina corporation (the "Company").

               WHEREAS, Seller is the record holder of 3,797,561 shares of the Company's Common Stock, $.01 par value per share (the "Common Stock"); and

               WHEREAS, Seller and the Company entered into a Stock Purchase Agreement dated July 26, 1989 (the "1989
     Agreement"); and

               WHEREAS, Seller desires to sell and the Company desires to purchase 2,278,537 shares of the Common Stock
     (the "Repurchased Stock") upon the terms and conditions hereinafter provided; and

               WHEREAS, Seller desires to sell and General
     Atlantic Partners 14, L.P., a Delaware limited partnership and GAP Coinvestment Partners, a New York general partnership (collectively referred to as the "Investor"), desires to purchase 1,519,024 shares of Common Stock pursuant to a Stock Purchase Agreement (the "Investor Agreement") between Seller and Investor;

               NOW, THEREFORE, it is hereby agreed as follows:

               1.  PURCHASE AND SALE OF COMMON STOCK.

               (a)  Seller hereby agrees to sell, convey,
     transfer and deliver to the Company, and the Company hereby agrees to purchase from Seller, the Repurchased Stock for the purchase price set forth below (the "Purchase Price").

               (b)  The "Purchase Price" shall be fifty-six
     million four hundred thirty-nine thousand three hundred sixty-one and 49/100 dollars ($56,439,361.49).

               (c) If the Closing Date (as hereinafter defined) occurs prior to the fortieth (40th) day following execution of this Agreement (the "40th Day"), the Purchase Price shall be reduced by an amount calculated by determining the interest on the Purchase Price for the number of calendar days from and including the Closing Date until and including the 40th Day using the most recent interest rate on 90-day Treasury bills published in the Wall Street Journal, Eastern

     Edition on the date three (3) business days prior to the Closing Date.

               2.  REPRESENTATIONS AND COVENANTS OF SELLER.
     Seller hereby represents, warrants and covenants to the Company as follows:

               (a) Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New York.




               (b) Title to Common Stock. Seller is the record holder and sole beneficial owner of the Repurchased Stock being sold pursuant to this Agreement and such Repurchased Stock is free and clear of any claim, lien, pledge, option, charge, security interest or encumbrance of any nature whatsoever (collectively "Encumbrances") with respect to Seller.

               (c) Authority; Execution and Delivery, Etc. Seller has full power and authority to enter into this Agreement and to sell the Repurchased Stock in accordance with the terms hereof. The execution, delivery and performance of this Agreement have been duly authorized by Seller and no other actions on the part of Seller are required. This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

               (d) Consents, No Conflicts, Etc. Neither the execution and delivery of this Agreement, the consummation by Seller of this Agreement or the Investor Agreement nor compliance by Seller with any of the provisions hereof or of the Investor Agreement will (with or without the giving of notice or the passage of time) (i) violate or conflict with any provision of the Certificate of Incorporation or By-Laws of Seller or any agreement, instrument, judgment, decree, statute or regulation applicable to Seller or any assets or properties of Seller (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Seller or any assets or properties of Seller or (iii) require the consent, approval, permission or other authorization of or by, or designation, declaration, filing, registration or qualification with, any court, arbitrator or governmental, administrative or self-regulatory authority or any other third party whatsoever, other than disclosure of the transactions contemplated hereby in the Seller's filings pursuant to the federal securities laws and the rules of any stock exchange on which the Common Stock is listed or on which stock of Seller is listed.

               (e)  Litigation.  There is no litigation,
     proceeding, labor dispute, arbitral action or government investigation pending or, so far as known to Seller, threatened against Seller with respect to the Repurchased Stock or this Agreement which if adversely determined could prohibit or prevent Seller from consummating the transactions contemplated hereby. There are no decrees, injunctions or orders of any court or governmental department or agency outstanding against Seller with respect to the Repurchased Stock.

               (f) No Brokers. Seller has not entered into and will not enter into any agreement, arrangement or understanding with any person or firm which will result in the obligation of the Company to pay any finder's fee, brokerage commission or similar payment in connection with the transactions contemplated hereby. Seller agrees to indemnify and hold the Company harmless from and against any and all claims, liabilities or obligations with respect to any finder's fees, brokerage commissions or similar payments asserted by any person on the basis of any act or statement alleged to have been made by Seller.

               (g) No Pledge; Other Actions. Seller agrees that prior to the Closing, as hereinafter defined, it will not
     (i) sell, transfer, pledge, hypothecate or otherwise dispose of or create any Encumbrances on the Repurchased Stock or make any agreement or commitment to do any of the foregoing,
     (ii) take or omit to take any action which would have the effect of preventing or disabling Seller from performing its obligations under this Agreement or (iii) take any action which would make any of the representations and warranties contained in this section untrue in any material respect.

               (h) Access to Information. Seller acknowledges that it has been offered access to the business records of the Company and such additional information as it has requested in order that it make an informed decision regarding the transactions contemplated hereby and has been given the opportunity to meet with Company officials and to have representatives of the Company answer questions regarding the Company's affairs and condition. Seller is an experienced and sophisticated participant in the transactions contemplated hereby, is capable of evaluating the merits and risks of transactions of the kind contemplated hereby, is experienced in the evaluation of enterprises such as the Company and has undertaken such investigation and evaluated such information regarding the Company as it has deemed necessary to make an informed and intelligent decision with respect to the execution and performance of this Agreement. Seller acknowledges that the Investor has been offered access to the business records of the Company and such additional information as the Investor has requested in order that the Investor make an informed decision regarding the transactions contemplated by the Investor Agreement. Seller acknowledges that the Investor has been given the opportunity to meet with Company officials and to have representatives of the Company answer questions regarding the Company's affairs and condition. Seller acknowledges that the Investor has undertaken its investigation and evaluation of the Company independently of Seller and for the Investor's own purposes. Seller has not relied in any way whatsoever on Investor's investigation of the Company in (i) declining the opportunity to have access to information regarding the Company or the opportunity to meet with Company officials and to have representatives of the Company answer questions regarding the Company's affairs and condition or (ii) making its investment decision with respect to the Common Stock.

               3.  REPRESENTATIONS AND COVENANTS OF THE COMPANY.
     The Company hereby represents, warrants and covenants to Seller as follows:

               (a) Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of South Carolina.

               (b) Authority; Execution and Delivery, Etc. The Company has full power and authority to enter into this Agreement and to purchase the Repurchased Stock in accordance with the terms hereof. The execution, delivery and performance of this Agreement have been duly authorized by the Company and no other actions on the part of the Company are required. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

               (c) Consents, No Conflicts, Etc. Neither the execution and delivery of this Agreement, the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof will (with or without the giving of notice or the passage of time) (i) violate or conflict with any provision of the Articles of Incorporation or By-Laws of the Company or any agreement, instrument, judgment, decree, statute or regulation applicable to the Company or any assets or properties of the Company, (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any assets or properties of the Company or
     (iii) require the consent, approval, permission or other authorization of or by, or designation, declaration, filing, registration or qualification with, any court, arbitrator or governmental, administrative or self-regulatory authority or any other third party whatsoever other than disclosure of the transactions contemplated hereby in the Company's filings pursuant to the federal securities laws and the rules of any stock exchange on which the Common Stock is listed.

               (d) Litigation. There is no litigation, proceeding, labor dispute, arbitral action or government investigation pending or, so far as known to the Company, threatened against the Company with respect to the Repurchased Stock or this Agreement which if adversely determined could prohibit or prevent the Company from consummating the transactions contemplated hereby. There are no decrees, injunctions or orders of any court or governmental department or agency outstanding against the Company with respect to the Repurchased Stock.

               (e) No Brokers. The Company has not entered into and will not enter into any agreement, arrangement or understanding with any person or firm which will result in the obligation of Seller to pay any finder's fee, brokerage commission or similar payment in connection with the transactions contemplated hereby. The Company agrees to indemnify and hold Seller harmless from and against any and all claims, liabilities or obligations with respect to any finder's fees, brokerage commissions or similar payments asserted by any person on the basis of any act or statement alleged to have been made by the Company.

               4. THE CLOSING. Subject to the satisfaction or waiver of the conditions set forth in Section 6 hereof , the closing of the purchase and sale of the Repurchased Stock

     (the "Closing") shall take place at the offices of Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019, at 10:00 AM New York Time on (x) the earlier to occur of (i) the thirtieth calendar day following the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to Investor's filing of a Notification and a Report Form with respect to Investor's purchase of Common Stock pursuant to the Investor Agreement, or (ii) June 30 , 1994, or (y) such other date not later than ninety days following
     execution of this Agreement   as shall be agreed to in
     writing by the Company and Seller (the "Closing Date"). Subject to the satisfaction or waiver of the conditions set forth in Section 6 hereof, the Company shall have the right to cause the Closing Date to be a date prior to the date determined pursuant to the foregoing sentence by providing a notice to Seller designating the Closing Date, which notice shall be delivered at least three business days before the date so designated. At the Closing and subject to the conditions set forth in Section 6 of this Agreement, Seller will make the delivery specified in clause (a) below and the Company will make the deliveries specified in clause (b) below.

               (a) Certificate Representing the Stock. The Seller will deliver to the Company a certificate or certificates evidencing the Repurchased Stock being purchased by the Company hereby, free and clear of Encumbrances, duly endorsed for transfer to the Company's order or accompanied by stock powers duly executed to the Company's order and with all requisite documentary or stock transfer tax stamps affixed.

               (b) The Company's Performance. The Company will pay to the Seller the Purchase Price for the Repurchased Stock by a wire transfer of immediately available funds to such bank account as the Seller shall have designated in writing to the Company at least three days prior to the Closing.

               5.  OTHER AGREEMENTS.

               (a) Seller and the Company each hereby releases, remises and forever discharges the other and their respective present or former stockholders, employees, officers, directors, agents and representatives, individually and in their capacities as such stockholders, employees, officers, directors, agents and representatives, of and from all manner of actions, causes of action, suits, debts, covenants, controversies, agreements, damages, judgments, claims and demands whatsoever in law or in equity which either Seller or the Company ever had, now has, or hereafter can, shall or may have against any of them upon or by reason of (i) Seller's ownership on or prior to the date hereof of capital stock of the Company or (ii) the 1989 Agreement (except as it relates to ownership of Common Stock after the date hereof for acts or omissions occurring after the date of this Agreement). Provided, however, the foregoing shall specifically exclude actions, causes of action, suits, debts, covenants, controversies, agreements, damages, judgments, claims and demands whatsoever in law or in equity which arise from or relate to Lutz F. Hahne's appointment, tenure or resignation from the Board of Directors of the Company.

               (b) Seller and the Company agree to negotiate over the ninety days following the Closing Date, or such longer period as may be mutually acceptable, proposed future contractual relationships between Seller and the Company, as described in the letter attached hereto as Exhibit A, and hereby acknowledge that they are under no obligation to reach agreement relating thereto. Seller and the Company agree that this Agreement supersedes the letter attached hereto as Exhibit A. The contractual relationships between the parties referenced in Exhibit A are hereby modified as follows: (i) the amendment dated August 23, 1991 to the July 26, 1989 Development and Marketing Agreement, (said amendment known as the "INSERV Agreement" and said 1989 Development and Marketing Agreement is referred to as the "D&M Agreement") is hereby cancelled effective April 13, 1994 (the parties having waived the six month notice period) ; and (ii) Section 4.B of the D&M Agreement is hereby deleted, and (iii) subsequent amendments to the D&M Agreement which added the Company's life and health insurance industry products to the scope of Section 4.B of the D&M Agreement are all hereby terminated. To the extent Seller's affiliate ISSC must also agree to the aforementioned modifications, Seller represents that by Seller signing below, Seller is acting on behalf of ISSC
     with respect to approval of said modifications.   Provided,
     however, the amendments set forth in (ii) and (iii) in the foregoing sentence shall not apply to any other agreements between Seller and Company, and their respective affiliates, relating to territories outside of the United States. In addition, except with respect to the specific geographical territories outside of the United States of the U.K., France and Austria for which Seller and the Company or their respective affiliates may have specifically agreed in writing to cooperate in developing and/or marketing their respective products and services , all other provisions in all other agreements between Seller and the Company which restrict either from seeking and obtaining business in the insurance information processing industry are hereby
     terminated.    The Company shall receive, effective upon the
     Closing, a credit having a value of $2,000,000 (Two Million Dollars) to be used by the Company in its sole discretion to be applied against any invoice from Seller or for the Company's purchase, lease or license of hardware which is to be installed at the Company's facilities, hardware maintenance, software or services of Seller.

               (c) Seller and the Company hereby consent and agree to the sale by Seller and purchase by the Company of the Repurchased Stock and the sale by Seller and purchase by Investor of the remaining Common Stock owned by Seller, as set forth in the Investor Agreement substantially in the form of Exhibit B (said sales by Seller to the Company and to Investor are collectively referred to as the "Contemplated Transactions"). In furtherance of and without limiting the generality of the foregoing, Seller and the Company consent, agree and acknowledge that: (i) a majority of the Board of Directors of the Company has approved the Contemplated Transactions in accordance with
     Section 6(b)(v)(A)of the 1989 Agreement, (ii) the Investor Agreement contains or shall contain an investment representation in accordance with Section 6(b)(v)(C) of the 1989 Agreement; and (iii) Seller waives any notice required by Section 7(h) of the 1989 Agreement as a result of the sale contemplated by the Investor Agreement and the Company waives any notice required by Section 13(C) of the 1989 Agreement as a result of the sale contemplated by the Investor Agreement. Except as expressly provided in this Agreement, the 1989 Agreement shall continue in full force and effect in accordance with its terms.

               (d) Seller and the Company agree to execute on or prior to the Closing Date a release in substantially the form set forth in Exhibit C regarding Mutual of Omaha. The Company agrees to cooperate in good faith with Seller in obtaining the release from Mutual of Omaha contemplated by the release set forth in Exhibit C.

               (e) Seller and the Company will each cooperate with the other and use best efforts to cause the fulfillment of the conditions to the other's obligations hereunder. Without limiting the generality of the foregoing, if any order, decree, preliminary or permanent injunction or restraining order shall have been enacted, entered, promulgated or enforced by any court or other governmental authority having jurisdiction which prohibits or restricts the consummation of the Contemplated Transactions or if any action, suit, claim or proceeding before any court or governmental authority shall be threatened or shall have been commenced and be pending which seeks to prohibit or restrict the consummation of the Contemplated Transactions, each of Seller and the Company shall use its best efforts and take such actions as may be necessary, at its own expense, to have any such order, stay, judgment or decree lifted or dismissed and any such suit, action or proceeding dismissed or terminated.

               6.  CONDITIONS TO THE CLOSING.

               (a) It shall be a condition to the Company's obligation to purchase the Repurchased Stock at the Closing that (i) the representations, warranties and covenants of Seller shall be true and correct in all material respects (and by tendering the Repurchased Stock at the Closing Seller shall be deemed to have represented and warranted that this is so), (ii) there is not in effect at the time any preliminary or permanent injunction or other order by any court or governmental authority having jurisdiction which prevents or restrains the purchase or sale and delivery of the Repurchased Stock, (iii) all actions, instruments and documents required to consummate the purchase of the Repurchased Stock as provided for in this Agreement, and all other related legal matters, shall be reasonably satisfactory to the Company.

               (b) It shall be a condition to the obligations of Seller to sell the Repurchased Stock at the Closing that (i) the representations, warranties and covenants of the Company shall be true and correct in all material respects (and by tendering the Purchase Price at the Closing the Company shall be deemed to have represented and warranted that this is so), (ii) there is not in effect at the time any preliminary or permanent injunction or other order by any court or governmental authority having jurisdiction which prevents or restrains the purchase or sale and delivery of the Repurchased Stock, (iii) all actions, instruments and documents required to consummate the sale of the Repurchased Stock as provided for in this Agreement, and all other related legal matters, shall be reasonably satisfactory to the Seller.

               7. SPECIFIC PERFORMANCE. The parties hereto acknowledge that money damages are an inadequate remedy for a breach of this Agreement which would prevent consummation of the sale of the Repurchased Stock to the Company because of the difficulty of ascertaining the amount of damage that will be suffered by the non-breaching party in such event. Therefore, each party agrees that the non-breaching party may obtain specific performance to mandate sale and purchase of the Repurchased Stock to the Company in accordance with this Agreement in the event the other party's breach would otherwise prevent consummation of the sale and purchase of the Repurchased Stock to the Company as set forth in this Agreement.

               8.  MISCELLANEOUS.

               (a) Expenses. Each party shall be liable for its own expenses in connection with the transactions contemplated by this Agreement.

               (b) Amendments, Etc. All amendments or waivers of any provisions of this Agreement may only be made pursuant to a written instrument executed by the parties hereto or their successors and assigns.

               (c) Successors and Assigns. All covenants and agreements in this Agreement contained by or on behalf of either of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of Seller and the Company, whether so expressed or not.

               (d) Notices. All notices, requests and other communications provided for hereunder shall be effective upon receipt, shall be in writing and shall be deemed to have been duly given if delivered in person or by courier, telegraph, telex or by facsimile transmission with electromechanical report of delivery:

               If to the Company:

               Policy Management Systems Corporation
               1 PMS Center
               Blythewood, South Carolina 29016

               Attention:     Mr. G. Larry Wilson
                              Telephone:  803-735-4301
               With a copy to:

               Attention:  General Counsel
               Telephone:  803-735-6099
               Telecopier:  803-735-5560



               If to Seller:

               International Business Machines Corporation
               Old Orchard Road
               Armonk, New York, 10504




               Attention:     Michael W. Szeto, IBM Director of
                              Business Development, Room 2C-99
                              Telephone:  914-765-4200
                              Telecopier:  914-765-4206
               With a copy to:

               Attention:     Gregory C. Bomberger, Esq., Room
                              1C-61  Telephone:914-765-7392
                              Telecopier:  914-765-6006

     or to such other address with respect to any party as such party shall notify the others in writing.

               (e)  Governing Law and Jurisdiction.  This
     Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York (without regard to the choice of law provisions thereof).

               (f) Headings. The descriptive headings of the several paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

               (g) Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

               (h)  Public Announcements.  Neither Seller nor the
     Company will issue any press release or public announcement of the transactions contemplated hereby except (i) as they may

        [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

     mutually agree in writing or (ii) as may be required in the opinion of counsel under applicable law in which case the party so required to make such an announcement shall provide a draft of the proposed announcement and a copy of such opinion to the other party no less than two (2) business days prior to the date of the proposed announcement (unless it is unlawful or impracticable to do so).

               (i) Complete Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and, except as provided herein, supersedes all previous negotiations, commitments and writings. This Agreement is not intended to confer any benefit upon any person other than the parties hereto.

               (j) Termination. This Agreement shall terminate if the Closing contemplated hereby shall not have occurred on or prior to ninety days following execution of this Agreement. Notwithstanding the foregoing, the provisions of
     Section 8(h) shall survive termination of this Agreement.

     IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first above written.


                                 INTERNATIONAL BUSINESS
                                 MACHINES CORPORATION

                                 By____________________________
                                   Name:
                                   Title:



                                 POLICY MANAGEMENT SYSTEMS
                                 CORPORATION

                                 By____________________________
                                   Name:
                                   Title: